UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 18, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

2009 Full Year profit report Mt Rawdon, Queens landCôte d’Ivoire exploration Lihir Island, PNG Bonikro, Côte d’Ivoire

Forward looking statements This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”). Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary Ballarat Goldfields Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP. This presentation is to be read in accordance with and subject to LGL’s most recently filed updated reserves and resources statement available from LGL’s website www.lglgold.com or on the company announcements page of the ASX www.asx.com.au. Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s operations, please refer to the Lihir Gold Limited (TSX:LGG) NI 43-101 Technical Reports available on SEDAR (www.sedar.com). Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Another record year Record Mine EBITDA of $634 million, up 63% Record underlying profit of $290 million, up 57% Statutory net loss of $234 million, after Ballarat impairment Record gold production of 1.12 million ozs, up 27% Revenues exceed $1 billion for the first time Record operating cashflow of $451 million Strong balance sheet: $474 million cash, $50 million debt Increased resource and reserve estimates during year (All financial numbers in this presentation are expressed in $US unless otherwise stated.)

Record annual production (Kozs) 1.12m 278 Qtr 4 881 701 315 233 Qtr 3 651 596 168 226 172 158 250 294 Qtr 2 128 193 182 113 177 130 318 Qtr 1 184 193 139 101 2005 2006 2007 2008 2009

Group revenues exceed $1 billion Realised gold price (US$) 956 850 1087 666 49 510 399 412 498 364 386 245 264 215 FY03 FY04 FY05 FY06 FY07 FY08 FY 09 Revenue (US$m) * Excluding Ballarat revenues

Record profitability (Mine EBITDA, US$m) 634 +63% 389 273 213 2006 2007 2008 2009

Mine EBITDA (US$m) -11 94 -78 634 -6 246 389 2008 Sales volume Price Royalties and Operating Deferred costs 2009 other costs

Divisional Mine EBITDA (US$m) 62 487 27 345 2008 2009 Mt Rawdon/Kirkalocka 85 17 2008 2009 PNG 2008 2009 Africa

57% rise in underlying net profit (US$m) 1087 Total revenue 290 Underlying net profit 749 +57% 127 Income tax expense 184 Corporate, exploration, cash 51 hedge loss, other 88 166 Non-cash cost of sales 37 80 453 Cash cost of sales 360 FY08 FY 09

Underlying net profit (US$m) 290 +57% 184 121 66 19 2005 2006 2007 2008 2009 Profit after tax, before non-cash hedging losses and other non-recurring items

Margins expanding, costs contained (US$/oz) 956 Cash price realised 850 397 Total cash cost/oz 666 400 510 299 99 Costs deferred 411 125 as297 143 282 460 C h margin 100 325 224 90 113 39 2005 2006 2007 2008 2009 Costs exclude Ballarat. Periods prior to 2008 are for Lihir Island only.

Operating cash flow massively increased (US$m) 451 208 107 61 28 10 004 2005 2006 2007 2008 2009

Operating cashflow sensitivities Variation Cash impact (US$m) Gold price $10/oz 10 — 12 A $1 US cent 2.5 — 3 PNG Kina 1 US cent 2.5 Oil price $10/bbl 8

Capital expenditure ($ USm) Actual 2009 Forecast 2010 $374 million $640 million MOPU 400 MOPU 151 200 128 35 11 49 15 25 0 Lihir Island Ballarat Mt Rawdon & Bonikro & CI Lihir Island Ballarat Mt Rawdon & Bonikro & CI other Exploration other Exploration

MOPU and Interim Power Station update Design and engineering in final stages Oxygen plant components complete and due for shipment. Autoclave ready for shipment in Q2. Site earthworks under way and construction packages being tendered. Project on schedule and within budget.

10 mozs added to Lihir Island Resources (Lihir Island, Mozs) 43.0 43.0* Measured 4.7 36.5 36.5 35.3 34.1 34.4 35.3 34.1 34.4 32.9 3.8 32.9 3.6 4.4 3.4 4.7 24.2 24.4 24.2 24.4 38.3 Indicated 3.4 3.2 32.7 30.7 30.8 30.9 28.2 20.8 21.2 2001 2002 2003 2004 2006 2007 2008 2009 *Does not include Inferred resources which total 5.5 million ounces. See Appendix One for further details

Reserves lifted to 28.8 mozs Lihir Island Mozs) 43.0 28.8 36.5 35.3 Proven 34.1 34.4 4.9 23.5 22.9 21.0 21.8 20.4 3.8 4.4 2.9 3.5 4.7 16.7 14.2 15.1 2.4 12.8 1.9 3.4 11.8 11.2 23.9 Probable 3.8 3.4 2.9 19.7 17.5 17.5 18.5 17.0 13.2 14.3 10.8 8.4 8.3 9.0 1997 1998 1999 2000 2001 2002 2003 2004 2006 2007 2008 2009 *See Appendix Three for further details

Further drilling at Lihir Island Future drilling areas Reserve Pit Proposed 2010 drilling Inferred Pit

Cote d’Ivoire resources Oumé M&I Resources (kozs) Deposits 1706 1399 217 koz Indicated 1170 1050 15 koz Inferred Hiré Deposits Bonikro 442 koz indicated Jun 07 Jun 08 Dec 08 Aug 09 1.05 moz M&I 450 koz inferred 318 koz inferred Inferred Resources (kozs) 783 683 574 616 un 07 Jun 08 Dec 08 Aug 09

Hiré feasibility taking shape Preliminary technical study to expand Bonikro > 200koz/a Higher grade ore in Hiré (3 g/t) Infill drilling ongoing to upgrade and expand resource Evaluate expanded milling capacity at Bonikro Completion of feasibility study Ditula and ESIA by end of Q3 Increase production from 2012 Capital requirement modest

Côte d’Ivoire regional exploration Almost 250,000 metres Tehini drilled over 11 target areas in the year Bassawa Bouaké-Dabakala Exploration focus on establishing satellite deposits within trucking Oumé Didievi distance of Bonikro Bonikro Hiré 8 rigs in operation Some encouraging geochem results — drill target ready this year.

Full year outlook 2010 annual production to be between 960,000 — 1.06 million ounces Total cash costs to be below $450/oz Lihir Island and Bonikro to be below $420/oz ~1.3m ~1.3m Bonikro 1124 60-1060 960-1060 Mt Rawdon 110-130 882 80-90 701 651 596 Lihir Island 770-840 2005 2006 2007 2008 2009 2010 2011 2012 2013 Figures include 100% of Bonikro production, of which 90% is attributable to LGL

Quality, diversified growth portfolio Strong balance sheet Group M&I Resources Higher gold price adds to (mozs) cashflows and profitability 45.9 1.2 Mt Rawdon Massively increased 1.7 cashflows from operations Cote d’Ivoire Solid underlying profitability/paying dividends 43.0 Lihir Island Sustaining operating capacity at 1 million ozs Expansion plans on track *See Appendix for further details

www.LGLgold.com LGL Competent Person Statement The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côte d’Ivoire, and Mt Rawdon is basedoninformation compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevantto the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. The information in this report that relates to Ore Reserves at Lihir Island is based on information compiled by Mr David Grigg. David Grigg is employed by Lihir Gold Limited in the role of Superintendent Mine Planning for the company. David Grigg has sufficient experience, which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. David Grigg consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Appendix One

Appendix Two

Appendix Three Lihir Island Reserves Statement — June 2009 Reserve Tonnes Average grade Contained gold Category (millions)(Au g/t) (Moz) Reserves at 30th June 2009 Probable269.23.9 Stockpiles (Proved61.62.464.9 Total Reserves330.82.7128.8 (1) Reserve tonnages have been depleted by 2009 mining activity to June 2009. Reserves quoted are those remaining below the June 2009 mining surface, within the ultimate pit design, based on the December 2008 Resource Model. 2) Average cut-off grade for mill feed = 1.36 g/t Au. (December 2008 reserve average cut-off grade = 1.29 g/t) (3) Reserves are based on a maximum profit, undiscounted pit shell with an assumed life-of-mine gold price of US$800 per ounce. The quantity of contained gold does not indicate the quantity that will be ultimately recovered.(4) Stockpile totals reflect ore above cut-off on stockpile at 30 June 2009 (5) Rounding, conforming to the JORC Code, may cause some computational discrepancies. (6) The December 2008 Reserve was 239.6 Mt at 2.83 g/t for 21.8M oz Au (US$675 oz), and based on the December 2007 Resource model.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title:	Group Secretary

Date: February 18, 2010